Mail Stop 3561


January 30, 2006


Charles Tanabe
Senior Vice President, General Counsel
  and Secretary
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado  80112

RE:  	Liberty Media Corporation
      Preliminary Revised Schedule 14A; File No. 1-16615
	Filed January 20, 2006

	Form 10-K for the fiscal year ended December 31, 2004
	File No. 1-16615
      Filed March 15, 2005

	Form 8-K filed December 15, 2005

Dear Mr. Tanabe:

	We have reviewed the above filings and have the following comments. Please revise your filings to comply with these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Schedule 14A

General

1. We note your response to our prior comment one.  The September
2004 Supplement does not limit unbundling concerns to changes in corporate-governance and control-related provisions, which concerns are offered in the

Supplement as only examples. In addition, considering our discussion in the Supplement under "Applying the Unbundling Rule When a New Acquisition Vehicle Is Used" and that you have created New Liberty "solely for purposes of effecting the restructuring," it appears that you have in substance created provisions for your stockholders that were not previously part of your charter, which implicates the first bulleted point in the Supplement. As a result, please address in your response letter any immateriality, for unbundling purposes, of particular provisions with new concepts for your stockholders, such as the provisions concerning redemption and sale of all or substantially all of the assets of a group. As part of your analysis, tell us how you considered any stockholder voting requirements under Delaware law, for example, regarding the asset sale provision and how you considered the importance an investor would attach to the redemption or asset sale provision in making an investment decision.

Risk Factors, page 15

If New Liberty`s board of directors causes a separation of either group from New Liberty..., page 15

2. We note that approval of the proposals would give the board the power to sell the assets of either group and then redeem a number of shares of the group for cash. In such a situation, shareholders of that group could suffer a loss in value and be taxed due to the redemption. You do not appear to suggest in the proxy statement that, in the case of such a redemption following an asset sale, the redemption would have to be tax-free to stockholders for the board to choose the redemption alternative. Consequently, add another risk highlighting this scenario.

The Restructuring Proposals, page 36

The Restructuring, page 37

3. We note your response to prior comment 25. Although you have clarified the types of businesses and assets that will be attributed to both groups, it is not clear what you mean by "non-strategic assets" that will be attributed to your Capital Group. Please clarify the differences between the "non-strategic assets" and "operating assets" or "strategic assets" of the Capital Group (bottom of page 39).

Notes to Consolidated Financial Statements, Note 10.  Income
Taxes,
page B-1-56

4. We continue to evaluate your response to prior comment 51.


Notes to Historical Attributed Financial Information, page B-2-13

5. Refer to your response to prior comment 45. Please expand further the footnotes to the historical attributed financial information to show explicitly how management and the board have allocated and attributed revenues, expenses, assets, liabilities, and cash flows.
You should include disclosures similar to the disclosures on pages 38, 40, 46-49 in the front part of the document. In this regard we refer you to "Recommended approach to disclosure about targeted stock" included in http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm.

Off-Balance Sheet Arrangements and Aggregate Contractual
Obligations,
page B-3-36

6. We note your response to prior comment 50. Please confirm that you will recognize the loss when incurred. Specifically, clarify to us that you will not recognize the loss ratably over the contract period.

*	*	*	*
	As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.


	You may contact Nasreen Mohammed, Staff Accountant, at (202) 551-3773, or Ivette Leon, Assistant Chief Accountant, at (202)
551-
3351, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff
Attorney, at (202) 551-3359, or me, at (202) 551-3810, with any other
questions.

								Sincerely,



								Larry Spirgel
								Assistant Director

cc:	via facsimile (212-259-2540)
      Robert W. Murray, Jr.
	Baker Botts LLP

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Mr. Tanabe
Liberty Media Corporation
January 30, 2006
Page 2